Exhibit 21.1

SUBSIDIARIES OF TRANSDIGM HOLDING COMPANY

(Dollars in Thousands)

TransDigm Inc. is a wholly-owned subsidiary of TransDigm Holding Company. TransDigm Inc. wholly-owns the following subsidiaries:

Name of Subsidiary	State or jurisdiction of Incorporation or Organization
MarathonNorco Aerospace, Inc.	Delaware
ZMP, Inc.	California
Adams Rite Aerospace, Inc.	California
Champion Aerospace Inc.	Delaware
Christie Electric Corp.	California
Marathon Power Technologies Limited	England
TD Finance Corporation	Delaware
Avionic Instruments, Inc.	Delaware
DAC Realty Corp.	New Jersey